Metro

33 Scott Street
Waverley
Johannesburg
2090

P O Box 1970
Highlands North
2037
Tel: (011) 809-5500
Fax: (011) 809-5537

METRO CASH AND CARRY LIMITED

Registration number 1946/021315/06

24June 2004

Direct line: (011) 809 5516
Direct fax: (011) 809 5537
e-mail: pgishen@metro.co.za

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America

04035212

SUPPL

Dear Sirs

FILE NUMBER 82-4279 - RULE 12g3-2(b) EXEMPTION

In terms of paragraph (b)(1)(iii) of Rule 12g3-2(b), I enclose a copy of an announcement which was published on 22 June 2004 on the news service of the JSE Securities Exchange South Africa ("SENS") and in the local press on 23 June 2004, relating to the terms of the proposed management buy-out previously announced, which document shall now be deemed "filed" with you or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully
METRO CASH AND CARRY LIMITED

P M GISHEN (MISS)
Group Company Secretary

dw 7/6

Metro Cash and Carry Limited

(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MTC ISIN: ZAE000012688
("Metro")

TERMS ANNOUNCEMENT IN RESPECT OF THE PROPOSED MANAGEMENT BUY-OUT

1 INTRODUCTION

Pursuant to the announcement by Metro on 5 May 2004, shareholders are advised that, at the initiative of RMB Asset Management ("RMBAM") and Stanlib Asset Management ("Stanlib"), two of Metro's major shareholders, a consortium has agreed to acquire from Metro the entire issued share capitals of, all claims on loan account against all the subsidiaries conducting the business of Metro and other assets relating to the business, save for Metro's 61% shareholding in Metcash Trading Limited Australia and the syndicated loan of AU$119 million arising from the acquisition thereof ("the transaction"). The terms and salient dates of the transaction are set out below.

2 CONSORTIUM

The consortium comprises the following parties –

2.1 a group of executives and others led by Carlos dos Santos and Hilton Mer;

2.2 a Black Economic Empowerment consortium led by African Renaissance Holdings Limited; and

2.3 a funding institution,

(collectively "the consortium").

3 RATIONALE FOR THE TRANSACTION

In the opinion of RMBAM and Stanlib, Metro's share price does not fully reflect the value of the businesses which form the subject matter of the transaction ("Metrade"). Metro had already commenced a process to empower Metrade and list it separately as announced on 4 December 2003. However, RMBAM and Stanlib subsequently indicated that they would prefer Metro management to acquire Metrade as they wished to unlock greater value in the short term.

4 TERMS OF THE TRANSACTION

An agreement has been signed with the consortium incorporating, *inter alia*, the terms detailed below –

4.1 *Mechanism*

Metrade will be sold to the consortium as a going concern for cash.

4.2 *Transaction consideration*

The consortium will pay Metro R1.3 billion ("disposal proceeds") for Metrade. The disposal proceeds will, after deduction of costs and taxes, be distributed to shareholders in the most efficient manner. The net distribution is estimated to be approximately 61 cents per Metro share.

4.3 *Closing date*

The closing date of the transaction, which is the date on which the transaction will be implemented, will be seven days after the fulfilment of the conditions precedent detailed in 4.4.

4.4 *Conditions precedent*

The transaction, which is a related party transaction in terms of the JSE Securities Exchange South Africa ("JSE") Listings Requirements, is subject to the fulfilment of the following conditions precedent –

4.4.1 the approval of the transaction by Metro shareholders in general meeting; and

4.4.2 the approval, to the extent necessary, of the JSE, the Competition Authorities and the Exchange Control Division of The South African Reserve Bank.

4.5 *Funding arrangements*

Nedbank Capital has agreed to fund the transaction subject, *inter alia*, to the following conditions precedent –

4.5.1 conclusion of a satisfactory due diligence investigation into the business of Metrade;

4.5.2 the finalisation of transaction agreements, including syndication agreements for senior, mezzanine and empowerment funding, and such other facilities currently utilised by the business;

4.5.3 the final approval of the funding by the relevant committees of Nedbank Capital and its syndication partners.

5 DESCRIPTION OF METRADE

Metrade is the largest wholesale distributor of fast moving consumer goods on the African continent with extensive wholesale and retail interests. These comprise 263 cash and carry outlets, 13 conventional distribution operations, 17 hyper stores, 47 liquor outlets and 116 retail stores. In addition, Metrade is the second-largest franchisor of retail supermarkets and convenience stores in Southern Africa with approximately 380 outlets.

6 SALIENT DATES AND TIMES

	2004
Circular posted to shareholders	9 July
General meeting held at 10h00 on	27 July
Results of general meeting announced on SENS	27 July
Results of general meeting announced in the press	28 July

Note

These dates and times are subject to change. Any such change will be published on SENS and in the press. The further salient dates will be announced in due course.

7 OPINION AND RECOMMENDATIONS

An independent committee of the board of Metro, comprising Dr F van Zyl Slabbert, Messrs JR McAlpine and GB Rubenstein ("the committee"), has been formed to consider and finalise the terms and conditions of the transaction. EY Corporate Finance (Proprietary) Limited ("EY") has, subject to JSE approval, been requested to act as an independent adviser to the board as to the fairness and reasonableness of the transaction. The opinion of EY and the opinion and recommendation of the committee will be contained in the circular referred to in paragraph 10.

8 PRO FORMA FINANCIAL EFFECTS

The net asset value attributable to Metrade as at 30 April 2004 was R1.145 billion. The net profit after taxation and outside shareholders' interests for the year ended 30 April 2004 attributable to Metrade was R159.8 million.

The effects of the transaction on shareholders are set out below –

	Column 1 Before the transaction (cents)	Column 2 After the transaction (cents)	Change (%)	Note
Basic earnings per share	23.0	19.6	(14.8)	1
Headline earnings per share	25.8	22.2	(14.0)	1
Net asset value per share	116.3	119.9	3.1	2
Net tangible asset value per share	57.4	74.3	29.4	2
Number of shares in issue ('000)	1 798 154			
Weighted number of shares in issue ('000)	1 788 861			

Notes

1 Column 1 reflects the audited basic and headline earnings per share for the twelve months ended 30 April 2004, Column 2 reflects the effective basic and headline earnings per share for the twelve months ended 30 April 2004 based on an after tax cash return of 6% on the disposal proceeds assuming the transaction was effected on 1 May 2003.

2 Column 1 reflects the audited net asset value and net tangible asset value per share at 30 April 2004. Column 2 reflects the effective net asset value and net tangible asset value per share on 30 April 2004 assuming the transaction was effected on that date, but before any distribution to shareholders.

3 No account has been taken of Capital Gains Tax and other costs in the calculation of the financial effects of the transaction on Metro shareholders.

9 VOTING

In terms of the JSE Listings Requirements, the consortium and the Metro Share Incentive Trusts, controlling 145 004 731 (7.95%) of the shares in Metro, will not be able to vote on the transaction. Irrevocable undertakings to vote in favour of the transaction have been received from shareholders of Metro in respect of a total of 891 152 777 shares, representing 53.06% of the Metro shares eligible to vote on the transaction.

10 DOCUMENTATION

A circular providing further information on the transaction and containing, *inter alia*, the opinion and recommendation of the committee, the opinion of EY, a notice of the Metro general meeting and a form of proxy will be posted to shareholders on or about 9 July 2004.

Metro Cash and Carry Limited

Johannesburg
22 June 2004

Merchant bank to Metro
RAND MERCHANT BANK
A division of FirstRand Bank Limited
CORPORATE FINANCE

Independent financial adviser to Metro
ERNST & YOUNG
EY Corporate Finance (Pty) Ltd
(Registration number 2000/031575/07)

Sponsor to Metro
sasfin
CORPORATE FINANCE
A Division of Sasfin Bank Limited

Legal adviser to Metro
DEREK H RABIN
& ASSOCIATES (PTY) LIMITED

Legal adviser to the consortium
Fluxmans
ATTORNEYS

Reporting accountants
ERNST & YOUNG
Chartered Accountants (SA)
(Registered Accountants and Auditors)

Lead arranger and funder
NEDBANK CAPITAL